SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G*


                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                                  Cicero, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    171708100
                                 (CUSIP Number)

                                  March 5, 2007
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [x]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





                               (Page 1 of 7 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 171708100                 13G                    Page 2 of 7 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                             John L. Steffens
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a) [ ]
                                                                  (b) [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                3,309,528*
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                0
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                3,309,528*
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                0
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                3,309,528*
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                8.51%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No. 171708100                 13G                    Page 3 of 7 Pages

Item 1(a).     Name of Issuer:

     The name of the issuer is Cicero, Inc. (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

     The Company's principal executive offices are located at 1433 State Highway 34, Building C, Farmingdale, New Jersey 07727.

Item 2.        Name of Person Filing:

     This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

John L. Steffens, a U.S. Citizen ("Mr. Steffens").


(a) This statement relates to Shares of Common Stock as defined in Item 2(d) below held for the accounts of Mr. Steffens.

Mr. Steffens may be deemed to have voting and dispositive power with respect to the Shares of Common Stock directly owned by him.


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CUSIP No. 171708100                 13G                    Page 4 of 7 Pages

Item 2(b).     Address of Principal Business Office or, if None, Residence:

     The business address of Mr. Steffens is c/o Spring Mountain Capital, LP, 65 East 55th Street, 33rd Floor New York, New York 10022.

Item 2(c).     Citizenship:

Mr. Steffens, is a United States Citizen.

Item 2(d).     Title of Class of Securities:
     Common stock, $0.001 par value per share (the "Common Stock")*.

Item 2(e).     CUSIP Number:  171708100

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Act,

          (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e)  [ ]  Investment Adviser in accordance with Rule
                    13d-1 (b)(1)(ii)(E),

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1 (b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

          (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     Not applicable


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CUSIP No. 171708100                 13G                    Page 5 of 7 Pages

Item 4.   Ownership.

      A. Mr. Steffens
      (a) Amount beneficially owned: 3,309,528*
      (b) Percent of class: 8.51%. The percentages used herein and in the rest of Item 4 are calculated based upon the 38,937,417 shares of Common Stock outstanding at March 5,2007, as provided directly by the issuer on March 13, 2007.
      (c) (i) Sole power to vote or direct the vote: 3,309,528*
         (ii) Shared power to vote or direct the vote: 0
        (iii) Sole power to dispose or direct the disposition: 3,309,528*
         (iv) Shared power to dispose or direct the disposition: 0

Item 5.     Ownership of Five Percent or Less of a Class.

     Not Applicable.


Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

     Not Applicable.

-------------------------------------------------------------------------------
*Mr. Steffens owns 3,275,068 shares of Common Stock, 14.832 preferred convertible shares, which if converted would equal 14,832 shares of Common Stock, and 19,628 warrants, which if exercised would equal 19,628 shares of Common Stock. Pursuant to their terms, the preferred convertible shares are convertible and the warrants are exercisable at the option of the holder into shares of Common Stock.


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CUSIP No. 171708100                 13G                    Page 6 of 7 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not Applicable.

Item 8.     Identification and Classification of Members of the Group.

     Not Applicable.

Item 9.     Notice of Dissolution of Group.

     Not Applicable.

Item 10.    Certification.

     Each of the Reporting Persons hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 171708100                 13G                    Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  March 13, 2007

                                    /s/ John L. Steffens
                                    ---------------------
                                    John L. Steffens